   As filed with the Securities and Exchange Commission on January 29, 2001
                                                  Registration No. 333-54132
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM S-3/A
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                                IXYS CORPORATION
             (Exact name of registrant as specified in its charter)

            Delaware                                          77-0140882-5
  (State or other jurisdiction                              (I.R.S. Employer
of incorporation or organization)                          Identification No.)

                              3540 Bassett Street
                             Santa Clara, CA 95054
                                (408) 982-0700
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                              ____________________

                                Arnold Agbayani
                           Vice President of Finance
                                IXYS Corporation
                              3540 Bassett Street
                             Santa Clara, CA 95054
                                 (408) 982-0700
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                              ____________________
                                  Copies to:

                         Suzanne Sawochka Hooper, Esq.
                            Luke J. Bergstrom, Esq.
                               Anna A. Tran, Esq.
                               Cooley Godward LLP
                             Five Palo Alto Square
                              3000 El Camino Real
                            Palo Alto, CA 94306-2155
                                 (650) 843-5000
                              ____________________

        Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this registration statement becomes effective.
                             _____________________

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
        If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]



        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                                226,436 Shares

                                  [IXYS LOGO]

                                 Common Stock

       The selling stockholders listed on page 18 are offering up to 226,436 shares of IXYS Corporation common stock. The selling stockholders acquired their shares of our common stock on May 16, 2000 in connection with our acquisition of Directed Energy, Inc.


   Our common stock is traded on the Nasdaq National Market under the symbol "SYXI." On January 26, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $23.42 per share.

   No underwriting discounts or commissions will be paid in connection with this offering.

   SEE RISK FACTORS BEGINNING ON PAGE 5 FOR FACTORS THAT INVESTORS SHOULD CONSIDER BEFORE INVESTING IN SHARES IN OUR COMMON STOCK.

                                                           Per Share Total           Total Amount
                                                           ---------------          --------------
Public offering price                                          $23.42                $5,303,131.12
Proceeds, before expenses, to the selling stockholders         $23.42                $5,303,131.12

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               The date of this prospectus is January 29, 2001.

                               TABLE OF CONTENTS

                                                                       Page
                                                                       ----
PROSPECTUS SUMMARY...................................................     3

RISK FACTORS.........................................................     5

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS.................    15

WHERE YOU CAN FIND MORE INFORMATION ABOUT IXYS AND THIS OFFERING.....    16

USE OF PROCEEDS......................................................    17

SELLING STOCKHOLDERS.................................................    18

PLAN OF DISTRIBUTION.................................................    19

LEGAL MATTERS........................................................    21

EXPERTS..............................................................    21


     We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

                              PROSPECTUS SUMMARY

     This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you. You should read the entire prospectus carefully, especially the information discussed under Risk Factors. On August 10, 2000, we completed a two-for-one stock split of our common stock. References to share and per share data have been adjusted to give effect to this stock split.

                               IXYS Corporation

     We are a leading company in the design, development, manufacture and marketing of high power, high performance power semiconductors. Our power semiconductors improve system efficiency and reliability by converting electricity at relatively high voltage and current levels into the finely regulated power required by electronic products. We focus on the market for power semiconductors that are capable of processing greater than 500 watts of power.

     Our products are used primarily to control electricity in:

     .  power conversion systems for communications infrastructure applications;

     .  motor drives for industrial applications; and

     .  sophisticated medical electronics applications.

     We design our products primarily for industrial and business applications, rather than for use in personal computers, mobile phones or other household appliances.

     In fiscal year 2000, we sold our products to over 2,000 customers worldwide. Our major customers include Agilent Technologies, ASCOM, Emerson Electric, Eurotherm, Guidant, Medtronic, Rockwell International, Siemens and Still. In many cases, our customers incorporate our products into systems sold to their own customers, which include Ericsson, General Electric, General Motors, Hewlett Packard, IBM, Motorola and Nokia.

     For the fiscal year ended March 31, 2000, our net revenues were $76.6 million, an increase of 15.2% over our net revenues of $66.5 million for the fiscal year ended March 31, 1999. For the six months ended September 30, 2000, our net revenues were $50.2 million, an increase of 45.5% over our net revenues of $34.5 million for the six months ended September 30, 1999.

Industry and Markets

     Demand for electricity in the 21st century is forecasted to increase faster than demand for other forms of energy. Electronic products in all markets are becoming increasingly sophisticated, offering greater "intelligence" through the use of microprocessors and additional components. The increasing complexity of such products requires more precisely regulated power quality and greater power reliability. In addition, the increasing costs of electricity, coupled with governmental regulations and environmental concerns, have caused an increased demand for energy efficiency.

     Generally, the more sophisticated the end product, the greater its need for specially formatted, finely regulated power, and the greater its need for a high performance power semiconductor. According to the Digital Power Report, less than 15% of the world's electricity is currently switched by power semiconductors, but this percentage is expected to grow significantly to meet the increasing need for higher quality power.
We believe the following key trends are driving the demand for our products:

     .  growth in communications devices and infrastructure;

     .  increased demand for energy efficiency in motor drives;

                                      3.

     .  emergence of new applications in medical electronics;

     .  development of new technologies for power management; and

     .  demand for increasing power density.

Our Strategy

     Since our inception in 1983, we have focused on meeting the needs of the high power, high performance segment of the power semiconductor market. We intend to continue building a leading position within our targeted segment of this market by pursuing the following strategies:

     . Maintain technological focus on high power, high performance market. Our technological expertise enables us to focus on the high power, high performance power semiconductor market. Due to technological complexities, fewer industry players compete in this market, resulting in a more favorable competitive environment for us.

     . Target rapid growth opportunities within the high power, high performance market. We select the specific markets where we intend to compete by evaluating their potential growth, our ability to establish an advantage based upon our technological capabilities and the performance of competing products.

     . Continue to diversify markets, customers and products. We will continue to diversify the markets and customers we serve and the products we produce. We believe this minimizes our dependence on any single customer or group of customers, while enabling our customers to reduce the number of suppliers that provide them power semiconductors.

     . Pursue selective acquisition and investment strategy. We seek to access additional technological capabilities and complementary product lines through selective acquisitions and strategic investments. We believe there are significant opportunities to capitalize on our extensive distribution system and market additional products to many of our 2,000 customers.

     . Collaborate with select companies on product development. We seek to enter into collaborative arrangements with existing and potential customers in attractive end user markets in order to optimize our products for their use.

     . Optimize mix between internal and external manufacturing. We intend to continue the manufacture of wafers using both internal fabrication facilities and our external foundry relationships. We also seek to balance our product assembly through multiple sourcing relationships. We believe that these strategies enable us to maximize our manufacturing efficiency and flexibility.

     We are a Delaware corporation. Our executive offices are located at 3540 Bassett Street, Santa Clara, California 95054, and our telephone number is (408) 982-0700. Our website can be found at www.ixys.com. The information found on our website is not a part of this prospectus.


                                      4.

                                 RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently believe are not serious may also impair our business and our financial condition. The trading price of our common stock could decline at any time due to any of these risks, and you could lose all or part of your investment.

Our operating results fluctuate significantly because of a number of factors, many of which are beyond our control.

     Our operating results may fluctuate significantly. Some of the factors that may affect our quarterly and annual results are:

     .  the reduction, rescheduling or cancellation of orders by customers;

     . fluctuations in timing and amount of customer requests for product shipments;

     .  the cyclicality of the semiconductor industry;

     .  fluctuations in our manufacturing yields and significant yield losses;

     .  availability of production capacity;

     .  changes in the mix of products that our customers purchase;

     .  competitive pressures on selling prices;

     . the amount and timing of costs associated with product warranties and returns;

     .  the amount and timing of investments in research and development;

     .  market acceptance of our products;

     . changes in our product distribution channels and the timeliness of receipt of distributor resale information;

     . the impact of vacation schedules and holidays, largely during the second and third fiscal quarters of our fiscal year; and

     . difficulties in forecasting demand for our products and the planning and managing of inventory levels.

     As a result of these factors, many of which are difficult to control or predict, as well as the other risk factors discussed in this prospectus, we may experience material adverse fluctuations in our future operating results on a quarterly or annual basis.

The semiconductor industry is cyclical, and an industry downturn could adversely affect our operating results.

     In the past, business conditions in the semiconductor industry have rapidly changed from periods of strong demand to periods of weak demand. Any future downturn in the industry could harm our business and cause our operating results to suffer. The industry is characterized by:

     .  periods of overcapacity and production shortages;

                                      5.

     .  cyclical demand for semiconductors;

     .  changes in product mix in response to changes in demand;

     .  variations in manufacturing costs and yields;

     .  rapid technological change and the introduction of new products;

     .  significant price erosion; and

     .  significant expenditures for capital equipment and product development.

We may not be able to acquire additional production capacity to meet the present or future demand for our products.

     The semiconductor industry has been characterized by periodic limitations on production capacity. Our current customer demand exceeds our ability to internally or externally manufacture products to meet this demand. If we are unable to increase our production capacity to meet demand, some of our customers may seek other sources of supply or our future growth may be limited.

We depend on external foundries to manufacture many of our products.

     Fifty percent of our revenues in fiscal year 2000 came from wafers manufactured for us by external foundries. Our dependence on external foundries may grow. We have arrangements with four wafer foundries, two of which produce substantially all of the wafers that we purchase from external foundries. Samsung Electronics' facility in Kiheung, South Korea is our principal external foundry. Our relationships with our external foundries do not guarantee prices, delivery or lead times, or wafer or product quantities sufficient to satisfy current or expected demand. These foundries manufacture our products on a purchase order basis. We provide these foundries with rolling forecasts of our production requirements; however, the ability of each foundry to provide wafers to us is limited by the foundry's available capacity. At any given time, these foundries could choose to prioritize capacity for their own use or other customers or reduce or eliminate deliveries to us on short notice. Accordingly, we cannot be certain that these foundries will allocate sufficient capacity to satisfy our requirements. In addition, we cannot be certain that we will continue to do business with these or other foundries on terms as favorable as our current terms. If we are not able to obtain additional foundry capacity as required, our relationships with our customers could be harmed and our revenues would likely be reduced. Moreover, even if we are able to secure additional foundry capacity, we may be obligated to utilize all of that capacity or incur penalties. These penalties could be expensive and could harm our operating results. Other risks associated with our reliance on external foundries include:

     .  the lack of control over delivery schedules;

     . the unavailability of, or delays in obtaining access to, key process technologies;

     . limited control over quality assurance, manufacturing yields and production costs; and

     .  potential misappropriation of our intellectual property.

     Our requirements typically represent a small portion of the total production of the external foundries that manufacture our wafers and products. We cannot be certain these external foundries will continue to devote resources to the production of our wafers and products or continue to advance the process design technologies on which the manufacturing of our products is based. These circumstances could harm our ability to deliver our products on time or increase our costs.

                                      6.

Our success depends on our ability to efficiently manufacture our products.

     We manufacture our products in facilities that are owned and operated by us, as well as by using external wafer foundries and independent subcontract assembly facilities. The fabrication of semiconductors is a highly complex and precise process, and a substantial percentage of wafers could be rejected or numerous die on each wafer could be nonfunctional as a result of, among other factors:

     .  minute levels of contaminants in the manufacturing environment;

     .  defects in the masks used to print circuits on a wafer;

     .  manufacturing equipment failure; or

     .  wafer breakage.

     For these and other reasons, we could experience a decrease in manufacturing yields. Additionally, as we increase our manufacturing output, we may also experience a decrease in manufacturing yields. As a result, we may not be able to cost effectively expand our production capacity in a timely manner.

We could be harmed by litigation involving patents and other intellectual property rights.

     As a general matter, the semiconductor industry is characterized by substantial litigation regarding patent and other intellectual property rights. Although none of our patents or other intellectual property rights has been successfully challenged to date, we have been sued on occasion for purported patent infringement. For example, we have recently been sued by International Rectifier for purportedly infringing some of its patents covering power MOSFETs. International Rectifier has asked the court to enjoin us from continuing infringement and to award treble damages against us for the infringement of International Rectifier's patents. We have denied infringement of International Rectifier's patents and have asserted affirmative defenses to its claims, but the outcome of this litigation remains uncertain to us.

     Additionally, in the future, we could be accused of infringing the intellectual property rights of other third parties. We also have certain indemnification obligations to customers with respect to the infringement of third party intellectual property rights by our products. We cannot be certain that any future infringement claims by third parties or claims for indemnification by customers or end users of our products resulting from infringement claims will not be asserted or that assertions of infringement, if proven to be true, will not harm our business.

     In the event of any adverse ruling in any intellectual property litigation, including the pending litigation with International Rectifier, we could be required to pay substantial damages, cease the manufacturing, use and sale of infringing products, discontinue the use of certain processes or obtain a license from the third party claiming infringement with royalty payment obligations by us. An adverse decision in the International Rectifier litigation or any other infringement could materially and adversely affect our financial condition and results of operations.

     Any litigation relating to the intellectual property rights of third parties, whether or not determined in our favor or settled by us, is costly and may divert the efforts and attention of our management and technical personnel.

We may not be able to protect our intellectual property rights adequately.

     Our ability to compete is affected by our ability to protect our intellectual property rights. We rely on a combination of patents, trademarks, copyrights, trade secrets, confidentiality procedures and non-disclosure and licensing arrangements to protect our intellectual property rights. Despite these efforts, we cannot be certain that the steps we take to protect our proprietary information will be adequate to prevent misappropriation of our technology, or that our competitors will not independently develop technology that is substantially similar or superior to our technology.

                                      7.

     More specifically, we cannot assure you that our pending patent applications or any future applications will be approved, or that any issued patents will provide us with competitive advantages or will not be challenged by third parties. Nor can we assure you that, if challenged, our patents will be found to be valid or enforceable, or that the patents of others will not have an adverse effect on our ability to do business. Furthermore, others may independently develop similar products or processes, duplicate our products or processes or design their products around any patents that may be issued to us.

Our international operations expose us to material risks.

     During fiscal year 2000, our product sales by region were 37.8% in North America, 47.6% in Europe and the Middle East and 14.6% in Asia. We expect revenues from foreign markets to continue to represent a significant portion of total revenues. We maintain significant operations in Germany and contract with suppliers and manufacturers in South Korea, Japan and elsewhere in Europe and Asia. Some of the risks inherent in doing business internationally are:

     .  foreign currency fluctuations;

     . changes in the laws, regulations or policies of the countries in which we manufacture or sell our products;

     .  trade restrictions;

     .  transportation delays;

     .  work stoppages; and

     .  economic or political instability.

     Our sales of products manufactured in our Lampertheim facility are denominated in German marks, as are our costs at that facility. Fluctuations in the value of the German mark against the U.S. dollar could have a significant impact on our balance sheet and results of operations, including our net income. We currently do not enter into foreign currency hedging transactions to control or minimize these risks. Fluctuations in currency exchange rates could cause our products to become more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. If we expand our international operations or change our pricing practices to denominate prices in other foreign currencies, we could be exposed to even greater risks of currency fluctuations.

     In addition, the laws of certain foreign countries may not protect our products or intellectual property rights to the same extent as do U.S. laws regarding the manufacture and sale of our products in the U.S. Therefore, the risk of piracy of our technology and products may be greater when we manufacture or sell our products in these foreign countries.

Our revenues are dependent upon our products being designed into our customers' products.

     Some of our new products are incorporated into customers' products or systems at the design stage. The value of any design win largely depends upon the commercial success of the customer's product and on the extent to which the design of the customer's electronic system also accommodates incorporation of components manufactured by our competitors. In addition, our customers could subsequently redesign their products or systems so that they no longer require our products. We may not achieve design wins or our design wins may not result in future revenues.

Because our products typically have lengthy sales cycles, we may experience substantial delays between incurring expenses related to research and development and the generation of revenues.

     The time from initiation of design to volume production of new power semiconductor products often takes 18 months or longer. We first work with customers to achieve a design win, which may take nine months or longer.

                                      8.

Our customers then complete the design, testing and evaluation process and begin to ramp up production, a period which may last an additional nine months or longer. As a result, a significant period of time may elapse between our research and development efforts and our realization of revenues, if any, from volume purchasing of our products by our customers.

Our backlog may not result in future revenues.

     Our business is characterized by short term orders and shipment schedules. Customer orders typically can be cancelled or rescheduled without penalty to the customer. As a result, our backlog at any particular date is not necessarily indicative of actual revenues for any succeeding period. A reduction of backlog during any particular period, or the failure of our backlog to result in future revenues, could harm our results of operations.

The markets in which we participate are intensely competitive.

     Certain of our target markets are intensely competitive. Our ability to compete successfully in our target markets depends on the following factors:

     .  product quality, reliability and performance;

     .  product features;

     .  timely delivery of products;

     .  price;

     .  breadth of product line;

     .  design and introduction of new products; and

     .  technical support and service.

     In addition, our competitors or customers may offer new products based on new technologies, industry standards or end user or customer requirements, including products that have the potential to replace, or provide lower cost or higher performance alternatives to, our products. The introduction of new products by our competitors or customers could render our existing and future products obsolete or unmarketable.

     Our primary competitors include Advanced Power Technology, Fuji, International Rectifier, Infineon, On Semiconductor, Semikron International, Powerex, STMicroelectronics, Siemens and Toshiba. Many of our competitors have greater financial, technical, marketing and management resources than we have. Some of these competitors may be able to sell their products at prices below which it would be profitable for us to sell our products or benefit from established customer relationships that provide them with a competitive advantage.

We rely on our distributors and sales representatives to sell many of our products.

     A substantial majority of our products are sold through distributors and sales representatives. Our distributors and sales representatives could reduce or discontinue sales of our products. They may not devote the resources necessary to sell our products in the volumes and within the time frames that we expect. In addition, we depend upon the continued viability and financial resources of these distributors and sales representatives, some of which are small organizations with limited working capital. These distributors and sales representatives, in turn, depend substantially on general economic conditions and conditions within the semiconductor industry. We believe that our success will continue to depend upon these distributors and sales representatives. At December 31, 2000, two distributors accounted for approximately [22%] and [10%], respectively, of our outstanding receivables. If these or other distributors and sales representatives experience financial difficulties, or otherwise become unable or unwilling to promote and sell our products, our business could be harmed.

                                      9.

Our future success depends in part on the continued service of our management and key engineering personnel and our ability to identify, hire and retain additional personnel.

     Our success depends, to a significant extent, upon the efforts and abilities of Nathan Zommer, Ph.D., our President and Chief Executive Officer, and other members of senior management. The loss of the services of one or more of our senior management or other key employees could adversely affect our business. We do not maintain key person life insurance on any of our officers, employees or consultants.

     There is intense competition for qualified employees in the semiconductor industry, particularly for highly skilled design, applications and test engineers. Competition is especially intense in the Silicon Valley, where our U.S. design facility is located. We may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of our business or to replace engineers or other qualified individuals who could leave our company at any time in the future. Our anticipated growth is expected to place increased demands on our resources, and will likely require the addition of new management and engineering staff as well as the development of additional expertise by existing management employees. If we lose the services of or fail to recruit key engineers or other technical and management personnel, our business could be harmed.

Our dependence on independent subcontractors to assemble and test our products subjects us to a number of risks, including an inadequate supply of products and higher materials costs.

     We depend on independent subcontractors for the assembly and testing of our products. During fiscal year 2000, the majority of our products were assembled by independent subcontractors. Our reliance on these subcontractors involves the following significant risks:

     .  reduced control over delivery schedules and quality;

     .  the potential lack of adequate capacity during periods of excess demand;

     .  difficulties selecting and integrating new subcontractors;

     . limited warranties by subcontractors or other vendors on products supplied to us;

     . potential increases in prices due to capacity shortages and other factors; and

     .  potential misappropriation of our intellectual property.

     These risks may lead to delayed product delivery or increased costs, which would harm our profitability and customer relationships.

     In addition, we use a limited number of subcontractors to assemble a significant portion of our products. If one or more of these subcontractors experience financial, operational, production or quality assurance difficulties, we could experience a reduction or interruption in supply. Although, we believe alternative subcontractors are available, our operating results could temporarily suffer until we engage one or more of those alternative subcontractors.

We depend on others to supply us with wafers and other raw materials.

     We do not have long term supply agreements with the companies that supply us with silicon wafers. Any of these suppliers could reduce or terminate our wafer supply at any time. Our reliance on a limited number of suppliers also involves other risks, including reduced control over wafer prices, timely delivery, and product reliability and quality.

                                      10.

Our markets are subject to technological change; therefore, our success depends on our ability to develop and introduce new products.

     The markets for our products are characterized by:

     .  changing technologies;

     .  changing customer needs;

     .  frequent new product introductions and enhancements;

     .  increased integration with other functions; and

     .  product obsolescence.

     To develop new products for our target markets, we must develop, gain access to and use leading technologies in a cost effective and timely manner and continue to expand our technical and design expertise.

Our operating expenses are relatively fixed, and we may order materials in advance of anticipated customer demand. Therefore, we have limited ability to reduce expenses quickly in response to any revenue shortfalls.

     Our operating expenses are relatively fixed, and, therefore, we have limited ability to reduce expenses quickly in response to any revenue shortfalls. Consequently, our operating results will be harmed if our revenues do not meet our revenue projections.

     We also typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. From time to time, in response to anticipated long lead times to obtain inventory and materials from our external suppliers and foundries, we may order materials or production in advance of anticipated customer demand. This advance ordering may result in excess inventory levels or unanticipated inventory write downs if expected orders fail to materialize.

Periods of rapid growth and expansion could continue to place a significant strain on our resources, including our employee base.

     To manage our possible future growth effectively, we will be required to continue to improve our operational, financial and management systems. In doing so, we will periodically implement new software and other systems that will affect our internal operations regionally or globally. Presently, we are upgrading our enterprise resource planning software to integrate our operations worldwide. The conversion process is complex and requires, among other things, that data from our existing system be made compatible with the upgraded system. During the transition to this upgrade, we could experience delays in ordering materials, inventory tracking problems and other inefficiencies, which could cause delays in shipments of products to our customers.

     Future growth will also require us to successfully hire, train, motivate and manage our employees. In addition, our continued growth and the evolution of our business plan will require significant additional management, technical and administrative resources. We may not be able to effectively manage the growth and evolution of our current business.

We may not be successful in our future acquisitions.

We have in the past and may in the future make acquisitions. These acquisitions involve numerous risks, including:

     .  diversion of management's attention;

     .  failure to retain key personnel of the acquired business;

                                      11.

     . amortization of acquired intangible assets, which could depress future earnings;

     . customer dissatisfaction or performance problems with an acquired company;

     . the cost associated with acquisitions and the integration of acquired operations; and

     . assumption of known or unknown liabilities or other unanticipated events or circumstances.

     We cannot assure you that we will be able to successfully acquire other businesses or product lines or integrate them into our operations without substantial expense, delay in implementation or other operational or financial problems.

Regulations may adversely affect our ability to sell our products.

     Power semiconductors with operating voltages above 40 volts are subject to regulations intended to address the safety, reliability and quality of the products. These regulations relate to processes, design, materials and assembly. For example, in the United States some high voltage products are required to pass Underwriters Laboratory recognition for voltage isolation and fire hazard tests. Sales of power semiconductors outside of the United States are subject to international regulatory requirements that vary from country to country. The process of obtaining and maintaining required regulatory clearances can be lengthy, expensive and uncertain. The time required to obtain approval for sale internationally may be longer than that required for U.S. approval, and the requirements may differ.

     In addition, approximately 10% of our revenues in fiscal year 2000 were derived from the sale of products included in medical devices that are subject to extensive regulation by numerous governmental authorities in the United States and internationally, including the U.S. Food and Drug Administration, or FDA. The FDA and certain foreign regulatory authorities impose numerous requirements for medical device manufacturers to meet, including adherence to Good Manufacturing Practices, or GMP, regulations and similar regulations in other countries, which include testing, control and documentation requirements. Ongoing compliance with GMP and other applicable regulatory requirements is monitored through periodic inspections by federal and state agencies, including the FDA, and by comparable agencies in other countries. Our failure to comply with applicable regulatory requirements could prevent our products from being included in approved medical devices.

     Our business could also be harmed by delays in receiving or the failure to receive required approvals or clearances, the loss of previously obtained approvals or clearances or the failure to comply with existing or future regulatory requirements.

Earthquakes and other natural disasters may damage our facilities or those of our suppliers.

     Our corporate headquarters in California is located near major earthquake faults which have experienced earthquakes in the past. In addition, some of our suppliers are located near fault lines. In the event of a major earthquake or other natural disaster near our headquarters, our operations could be harmed. Similarly, a fire, major earthquake or other natural disaster near one or more of our facilities or those of our major suppliers could disrupt our operations and those of our suppliers, which could in turn limit the supply of our products and harm our business.

We may be affected by environmental laws and regulations.

     We are subject to a variety of laws, rules and regulations in the United States and in Germany related to the use, storage, handling, discharge and disposal of certain chemicals and gases used in our manufacturing process. Any of those regulations could require us to acquire expensive equipment or to incur substantial other expenses to comply with them. If we incur substantial additional expenses, product costs could significantly increase. Our failure to comply with present or future environmental laws, rules and regulations could result in fines, suspension of production or cessation of operations.

                                      12.

We face the risk of financial exposure to product liability claims alleging that the use of devices which incorporate our products resulted in adverse effects.

     Approximately 10% of our net revenues in fiscal year 2000 were derived from sales of products used in medical devices such as defibrillators. Product liability risks may exist even for those medical devices that have received regulatory approval for commercial sale. We do not currently carry product liability insurance, and any defects in our products used in these devices could result in significant recall or product liability costs to us.

Our stock price is volatile.

     The market price of our common stock has fluctuated significantly to date. The future market price of our common stock may also fluctuate significantly due to:

     .    variations in our actual or expected quarterly operating results;

     .    announcements or introductions of new products;

     . technological innovations by our competitors or development setbacks by us;

     .    conditions in the communications and semiconductor markets;

     .    the commencement or adverse outcome of litigation;

     . changes in analysts' estimates of our performance or changes in analysts' forecasts regarding our industry, competitors or customers;

     .    announcements of merger or acquisition transactions; or

     .    general economic and market conditions.

     In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have affected the market prices of many high technology companies, including semiconductor companies. These fluctuations have often been unrelated or disproportionate to the operating performance of companies in our industry, and could harm the market price of our common stock.

ABB and Nathan Zommer will continue to own a controlling interest in our common stock after this offering.

     ABB and Nathan Zommer, Ph.D., our President and Chief Executive Officer, beneficially own, collectively, approximately 58.8% of our outstanding shares of common stock. As a result, ABB and Dr. Zommer, acting together, could exercise significant control over all matters requiring stockholder approval, including the election of the board of directors. These concentrated holdings could result in a delay of, or serve as a deterrent to, possible changes in control of IXYS, which may reduce the market price of our common stock.

The anti-takeover provisions of our certificate of incorporation and of the Delaware General Corporation Law may delay, defer or prevent a change of control.

     Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. The rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control because the terms of any issued preferred stock could potentially prohibit our consummation of any merger, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction, without the approval of the holders of the outstanding shares of preferred stock. In addition, the issuance of preferred stock could have a dilutive effect on our stockholders.

                                      13.

     Our stockholders must give substantial advance notice prior to the relevant meeting to nominate a candidate for director or present a proposal to our stockholders at a meeting. These notice requirements could inhibit a takeover by delaying stockholder action. The Delaware anti-takeover law restricts business combinations with some stockholders once the stockholder acquires 15% or more of our common stock. The Delaware statute makes it more difficult for our company to be acquired without the consent of our board of directors and management.

                                      14.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements in this prospectus and the documents incorporated by reference are forward-looking statements. These statements are based on our current expectations, assumptions, estimates and projections about our business and our industry, and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's results, levels of activity, performance or achievement to be materially different from any future results, levels of activity, performance or achievements expressed or implied in or contemplated by the forward-looking statements. Words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may," "should," "estimate," "predict," "potential," "continue," or the negative of such terms or other similar expressions, identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors more fully described under the caption Risk Factors and in the documents incorporated by reference. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We do not intend to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                      15.

     WHERE YOU CAN FIND MORE INFORMATION ABOUT IXYS AND THIS OFFERING

     You should rely only on the information provided or incorporated by reference in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

     We have filed with the SEC a registration statement on Form S-3 to register the common stock offered by this prospectus. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. We strongly encourage you to carefully read the registration statement and the exhibits and schedules to the registration statement.

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, DC, New York, New York and Chicago, Illinois. You can request copies of these documents by contacting the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at www.sec.gov.

     The SEC allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference which we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

     The following documents filed with the SEC are incorporated by reference in this prospectus:

     1. Our Annual Report on Form 10-K for the fiscal year ended March 31, 2000, including the Amendments to our Annual Report on Forms 10-K/A for the fiscal year ended March 31, 2000 filed on July 31, 2000 and September 29, 2000;

     2. Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed on August 10, 2000, including the Amendment to our Quarterly Report on Form 10-Q filed on September 29, 2000, and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, filed on November 14, 2000; and

     3. Our Current Report on Form 8-K, filed October 18, 2000 and our Current Report on Form 8-K, filed January 19, 2001.

     4. The description of our common stock contained in our Registration Statement on Form 8-A, including any amendment or report filed for the purpose of updating such description.

     We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to IXYS Corporation, 3540 Bassett Street, Santa Clara, California, 95054, telephone:
(408) 982-0700.

                                      16.

                                USE OF PROCEEDS

     The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. We will not receive any proceeds from the sale of these shares of our common stock.

                                      17.

                             SELLING STOCKHOLDERS

     We are registering the shares covered by this prospectus on behalf of the selling stockholders named in the table below. We issued all of the shares to the selling stockholders in a private placement transaction in connection with our acquisition of Directed Energy on May 16, 2000. We have registered the shares to permit the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from a selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares.

     The following table sets forth the name of each selling stockholder, the number of shares of our common stock owned by each selling stockholder as of January 1, 2001, the number of shares that may be offered under this prospectus and the number of shares of our common stock owned by each selling stockholder after this offering is completed. Except as set forth in the table below, none of the selling stockholders has had a material relationship with us within the
past three years.   The number of shares in the column, "Number of Shares Being
Offered" represent all of the shares that each selling stockholder may offer
under this prospectus.   The selling stockholders may sell some, all or none of
their shares. We do not know how long the selling stockholders will hold the shares before selling them. The shares offered by this prospectus may be offered from time to time by the selling stockholders.

     Each of the selling stockholders holds less than one percent of our outstanding Common Stock.

                                                  Shares                                  Shares
                                            beneficially owned       Number of         beneficially
                                            prior to offering       Shares being         owned after
   Name                                             Number            Offered             offering
   -------------------------                ------------------      ------------       -------------
   David Adamson                                   124                  124                 0
   David Christie                                7,466                7,466                 0
   Shaun Collins (1)                             2,000                2,000                 0
   James Imai                                   29,124               29,124                 0
   Yuichi Kanno                                 11,194               11,194                 0
   Yoshio Kojima                                24,538               24,538                 0
   George Krausse, III (1)                     109,156              109,156                 0
   Stephen Krausse (1)                           4,158                4,158                 0
   Tim Shafer (1)                                2,000                2,000                 0
   Douglas Scott                                 8,526                8,526                 0
   Ronald Sherwood (1)                          28,138               28,138                 0
   Premila Vandenberg                               12                   12                 0

(1)  Current employee of Directed Energy, a wholly owned subsidiary of IXYS.

                                       18.

                              PLAN OF DISTRIBUTION

     The selling stockholders may sell the shares from time to time. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in privately negotiated transactions. The selling stockholders may effect these transactions by selling the shares to or through broker-dealers. The selling stockholders may sell their shares in one or more of, or a combination of:


     . a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

     . purchases by a broker-dealer as principal and resale by a broker-dealer for its account under this prospectus,

     .    an exchange distribution in accordance with the rules of an exchange,

     . ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

     .    privately negotiated transactions.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the amendment or supplement will disclose:


     . the name of each selling stockholder and of the participating broker-dealer(s),

     .    the number of shares involved,

     .    the price at which the shares were sold,

     . the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

     . that a broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

     .    other facts material to the transaction.

     From time to time, a selling stockholder may transfer, pledge, donate or assign its shares of common stock to lenders or others and each of such persons will be deemed to be a "selling stockholder" for purposes of this prospectus. The number of shares of common stock beneficially owned by the selling stockholder will decrease as and when it takes such actions. The plan of distribution for the selling stockholders' shares of common stock sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder. Upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

     The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

     In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from

                                      19.

the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with sales of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

     The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     We will bear all printing, registration and filing fees and our own legal and accounting fees and in connection with the registration of the shares. The selling stockholders will bear their own legal fees and costs and all commissions, discounts and expenses of underwriters or brokers, if any, attributable to the sales of the shares. We and the selling stockholders have agreed to indemnify each other against certain liabilities that could arise from the registration and sale of the shares.

     We have agreed to use reasonable efforts to keep the registration statement effective until the earlier of the date on which all the shares covered by the Registration Statement have been sold to the public pursuant to the Registration Statement or May 16, 2001. The selling stockholders may sell all, some or none of the shares offered by this prospectus.

                                      20.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon by Cooley Godward LLP.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K, as amended, for the year ended March 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                      21.

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The registrant will bear no expenses in connection with any sale or other distribution by the selling stockholders of the shares being registered other than the expenses of preparation and distribution of this registration statement and the prospectus included in this registration statement. The extent of these expenses is set forth in the following table. All of the amounts shown are estimates except the SEC registration fee.

                 SEC registration fee            $ 1,193
                 Legal fees and expenses         $30,000
                 Accounting fees and expenses    $10,000
                 Printing expenses               $ 2,500
                                                 -------
                           Total                 $43,693
                                                 -------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended ("Securities Act"). The Registrant's Bylaws also provide that the Registrant will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent permitted by Delaware law.


     The Registrant's Certificate of Incorporation, as amended ("Certificate") provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not effect a director's responsibilities under any other laws, such as federal securities laws or state or federal environmental laws.

     The Registrant has entered into agreements with its directors and officers that require the Registrant to indemnify such persons to the fullest extent authorized or permitted by the provisions of the Certificate and Delaware law against expenses, judgements, fines, settlements and other amounts actually and responsibly incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, officer, employee or other agent of the Registrant or any of its affiliated enterprises. Delaware law permits such indemnification, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

ITEM 16. EXHIBITS.

EXHIBITS.

 5.1   Opinion of Cooley Godward LLP
23.1   Consent of PricewaterhouseCoopers LLP, Independent Auditors
23.2   Consent of Cooley Godward LLP (included in Exhibit 5.1)
24.1+  Power of Attorney (see page II-3)
---------------
+ As previously filed in the Registration Statement on Form S-3, filed with the SEC on January 22, 2001.

ITEM 17. UNDERTAKINGS.

          The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of this issue.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on January 29, 2001.

                                   IXYS CORPORATION

                                   By: /s/ Nathan Zommer
                                      ----------------------------------------
                                        Nathan Zommer
                                        President, Chief Executive Officer and
                                        Director



     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                Title                                  Date

                         President, Chief Executive Officer     January 29, 2001
/s/ Nathan Zommer        and Director (Principal Executive
----------------------   Officer)
   (Nathan Zommer)

                         Vice President and Chief Financial     January 29, 2001
/s/ Arnold P. Agbayani   Officer (Principal Financial Officer)
----------------------
  (Arnold P. Agbayani)

          *              Director                               January 29, 2001
----------------------
   (Andreas Hartmann)

          *              Director                               January 29, 2001
----------------------
   (Samuel Kory)

          *              Director                               January 29, 2001
----------------------
   (S. Joon Lee)

          *              Director                               January 29, 2001
----------------------
   (Donald L. Feucht)


*By: /s/ Arnold P. Agbayani
    ------------------------
     Arnold P. Agbayani
     Attorney-in-fact

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER     DESCRIPTION
 5.1       Opinion of Cooley Godward LLP
23.1       Consent of PricewaterhouseCoopers LLP, Independent Auditors
23.2       Consent of Cooley Godward LLP (included in Exhibit 5.1)
24.1+      Power of Attorney
---------
+ As previously filed in the Registration Statement on Form S-3, filed with the SEC on January 22, 2001.